BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

FINAL DETAILED VOTING MAP

EXTRAORDINARY GENERAL MEETING

Held on December 12, 2018

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), pursuant to CVM Instruction n°. 481, of December 17, 2009, hereby provides its shareholders with the final detailed voting map of the Extraordinary General Meeting held on December 12, 2018, which consolidates the remote votes sent directly to the Company and through custody and bookkeeping agents, and the votes delivered in person, as attached.

São Paulo, December 12, 2018

Elcio Ito

Chief Financial and Investor Relations Officer